UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended November 30, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the transition period from                      to

Commission file number

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN (the “Plan”)

520 Madison Avenue

New York, New York 10022

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEUCADIA NATIONAL CORPORATION

520 Madison Avenue

New York, New York 10022

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements and Supplemental Schedule (With Report of Independent Registered Public Accounting Firm Thereon)

(b)	Exhibit 1 – Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

By: Administrative Committee

Date: May 21, 2018	By:	/s/ Roland T. Kelly
Roland T. Kelly
Authorized Person

[2]

JEFFERIES GROUP LLC

EMPLOYEES’ PROFIT SHARING PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

[3]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator

Jefferies Group LLC Employees’ Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Jefferies Group LLC Employees’ Profit Sharing Plan (the Plan) as of November 30, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended November 30, 2017. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Management of the Plan has determined that the Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2017 and 2016, and the changes in net assets available for benefits for the year ended November 30, 2017, in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule of Assets (Held at End of Year) as of November 30, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the US Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplemental Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Tanner LLC

Salt Lake City, Utah

May 21, 2018

[4]

JEFFERIES GROUP LLC

EMPLOYEES’ PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

As of November 30, 2017 and 2016

	2017	2016
ASSETS:
Participant-directed investments, at fair value:
Common stock	$53,167,579	$51,698,593
Mutual funds	465,616,540	373,673,511

Total investments	518,784,119	425,372,104

Non-interest bearing cash	4,138	4,268

Receivables:
Notes receivable from participants	3,849,866	3,924,107

Total assets	522,638,123	429,300,479

LIABILITIES:
Administrative fees payable	27,000	26,000

Total liabilities	27,000	26,000

NET ASSETS AVAILABLE FOR BENEFITS	$522,611,123	$429,274,479

See accompanying notes to financial statements.

[5]

JEFFERIES GROUP LLC

EMPLOYEES’ PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended November 30, 2017

ADDITIONS:
Contributions:
Participant contributions	$31,078,737
Participant rollover contributions	7,749,730
Employer matching contributions	6,197,812

Total contributions	45,026,279

Investment income:
Net appreciation in fair value of investments	74,199,813
Interest and dividends	18,163,441
Other income	93,178

Total investment gain	92,456,432

Interest income on notes receivable from participants	164,919

Total additions	137,647,630

DEDUCTIONS:
Benefits paid to participants	44,155,930
Administrative expenses	155,056

Total deductions	44,310,986

Net increase	93,336,644

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of the year	429,274,479

End of the year	$522,611,123

See accompanying notes to financial statements.

[6]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2017 AND 2016

AND FOR THE YEAR ENDED NOVEMBER 30, 2017

1.	DESCRIPTION OF THE PLAN

The following description of the Jefferies Group LLC Employees’ Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan sponsored by Jefferies Group LLC and subsidiaries (the “Company”) covering all U.S. based employees of the Company and employees who have U.S. source income and have completed three full months of service. The Plan’s Administrative Committee controls and manages the operation and administration of the Plan. Fidelity Management Trust Company serves as the trustee of the Plan (the “Trustee”). The Plan became effective in December 1964 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions – Each year, eligible participants may voluntarily make pre-tax and/or after-tax Roth contributions up to 15% of a participant’s annual compensation or a flat dollar amount, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants may also make voluntary after-tax contributions up to $30,000 to the Plan. Participants who have attained age 50 on or before December 31, 2017 may make pre-tax and/or Roth catch-up contributions, which are not matched by the Company.

Participants may also direct distributions from other qualified defined benefit plans, defined contribution plans, or Individual Retirement Accounts (“IRAs”) that held contributions under a previous employer’s tax-qualified plan or contributory IRAs to the Plan. The Plan provides for a fixed matching contribution by the Company for each dollar contributed by the employee on a pre-tax and after-tax Roth basis. In fiscal 2017 the rate of match was 25%. The Plan also enables employees to share in the profits of the Company by means of the Company’s discretionary contributions that can only be made out of profits and are allocated to participants on the basis of their compensation, as defined in the Plan. Additional discretionary matching contributions are allocated to participant accounts based on the level of employee contributions made to the Plan. Contributions are subject to certain limitations. The Company did not authorize a discretionary contribution during fiscal 2017.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocations of the Company’s discretionary contributions and Plan earnings, and charged with withdrawals, an allocation of Plan losses and an allocation of administrative expenses, if not paid from the forfeiture or the Revenue Credit Program account. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. In situations where Fidelity recordkeeping revenue earned in connection with plan services exceeds agreed-upon compensation, Fidelity (through a Revenue Credit Account) will deposit any excess revenue, regardless of source, in a plan-level suspense account (i.e., Revenue Credit Account) in the Plan. The Plan’s administrator, on behalf of the Administrative Committee, can then direct Fidelity to pay qualified plan-level expenses or allocate unused credit to eligible participants via funds from this Revenue Credit Account.

Investments – Participants direct the investment of their contributions into various investment options offered by the Plan. As of November 30, 2017, as investment options for participants, the Plan currently offers one equity investment, 30 mutual funds, including one money market fund, and a self-directed brokerage account (“BrokerageLink Account”) that primarily invests in interest-bearing cash accounts and income-oriented and growth-oriented mutual funds.

[7]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2017 AND 2016

AND FOR THE YEAR ENDED NOVEMBER 30, 2017

Vesting – Participants are immediately fully vested in their own contributions and the earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service as follows:

Years of vesting service	percentage
Fewer than two years	—%
Two years	33
Three years	67
Four years	100

Notes Receivable from Participants – Participants may borrow from their Plan accounts up to a maximum equal to the lesser of (1) $50,000 less the highest outstanding loan balance for the participant during the prior 12-month period or (2) 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed. The interest rate remains unchanged for the duration of the loan. The term of the loan may not exceed five years, except for loans for the purchase of a primary residence, in which case the repayment period is over ten years. Principal and interest are paid ratably through semi-monthly payroll deductions. Terminated participants who elect to continue their loan terms may elect to remit payments directly to the trustee.

Payment of Benefits – Upon termination of service for any reason, a participant with an account balance greater than $1,000 may elect to (1) receive a lump-sum distribution in an amount equal to the value of the participant’s vested interest in his or her account, (2) elect a rollover distribution to an eligible retirement plan or eligible individual retirement account in an amount equal to the value of the participant’s vested interest in his or her account, or (3) elect to retain the amount of the vested balance in the Plan until the attainment of age 65. To the extent that a participant’s account is less than $1,000, the Company will distribute the vested interest in the participant’s account to the participant in the form of a lump-sum payment and if invested in Leucadia Common Stock the distribution will be made in the form of whole shares of Leucadia Common Stock or cash. The Plan allows for in-service withdrawals for hardship purposes as defined in the Plan document. The Plan also allows in-service withdrawals to employees to withdraw vested balances starting at age 59 1/2 and for all employees to withdraw their voluntary after-tax and rollover contributions at any time.

Forfeited Accounts – As of November 30, 2017 and 2016, forfeited non-vested accounts totaled $144,514 and $257,593, respectively. These amounts will be used to reduce employer contributions and pay administrative expenses of the Plan. During the year ended November 30, 2017, incoming forfeitures totaled $698,050, and employer contributions were reduced by $811,129. Administrative expenses of $112,958 were paid through the Revenue Credit Account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

[8]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2017 AND 2016

AND FOR THE YEAR ENDED NOVEMBER 30, 2017

Risks and Uncertainties – The Plan provides for various investment options, including mutual funds, Leucadia Common Stock, and a self-directed brokerage account. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, Plan management believes it is reasonably possible that changes in the values of investment securities will occur in the near term and that such a change could materially affect the amount reported in the financial statements.

Concentration of Investments – The Plan’s investment in Leucadia Common Stock comprises approximately 10% and 12% of the Plan’s investments as of November 30, 2017 and 2016, respectively.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Leucadia Common Stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Money market funds are stated at amortized cost, which approximates fair value, and which is reported by the sponsor. Shares of mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year-end. All of the mutual funds are traded in active markets at their NAV per share.

The Revenue Credit Program provides income in situations where recordkeeping revenue earned in connection with plan services exceeds agreed-upon compensation. Fidelity will deposit any excess revenue, regardless of source, in a plan-level suspense account (i.e., Revenue Credit Account) in the Plan. The named fiduciary or plan administrator can then direct Fidelity to pay qualified plan-level expenses or allocate unused credit to eligible participants via funds from this Revenue Credit Account.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as appreciation on investments held at year-end.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from the NAV of the mutual funds and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of the investment return for such investment.

Notes Receivable From Participants – Participant loans are classified as notes receivable from participants on the Statement of Net Assets Available for Benefits and are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses – All reasonable expenses of administering the Plan are either charged to participants and paid out of Plan assets or paid from Plan forfeitures or the Revenue Credit Account. If the expenses are charged to each participant’s account, they are charged on a pro rata basis based upon account balances of participants.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. There are no amounts allocated to participants who have withdrawn their funds but have not been paid as of November 30, 2017 or 2016.

[9]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2017 AND 2016

AND FOR THE YEAR ENDED NOVEMBER 30, 2017

3.	ACCOUNTING AND REGULATORY DEVELOPMENTS

In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965).” As it relates to the Plan, ASU 2016-12 eliminates the requirement to disclose individual investments that represent five percent or more of net assets available for benefits. Additionally, the net appreciation or depreciation in investments, including fair value disclosures, for the period still will be required to be presented in the aggregate, but will no longer be required to be disaggregated and disclosed by general type. The Plan adopted these updates on a retrospective basis for the year ended November 30, 2016. The adoption did not have a material effect on the Plan’s Statement of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits.

4.	FAIR VALUE MEASUREMENTS

Accounting Standard Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”), provides a single authoritative definition of fair value, sets a framework for measuring fair value, and requires disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported as of the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended November 30, 2017 and 2016, there were no transfers between levels.

The techniques used to value the Plan’s investments are as follows:

•	Cash equivalents. Valued at amortized cost which approximates fair value;

•	Common stock. Valued utilizing a market approach wherein Plan management uses quoted prices in active markets for identical assets;

•	Mutual funds. Valued utilizing a market approach wherein Plan management uses the quoted prices in the active market for identical assets. All of the mutual funds are traded in active markets at their NAV per share. There are no restrictions as to redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

[10]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2017 AND 2016

AND FOR THE YEAR ENDED NOVEMBER 30, 2017

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of November 30, 2017 and 2016:

	Assets measured at fair value as of November 30, 2017	Quoted Prices in active markets for identical assets (Level 1)
Common Stock	$53,167,579	$53,167,579
Mutual Funds:
Domestic Stock Funds	238,680,238	238,680,238
Balanced Funds	115,342,276	115,342,276
Fixed Income Funds	34,487,188	34,487,188
International Stock Funds	29,827,771	29,827,771
Money Market Funds	36,476,201	36,476,201
BrokerageLink Account:
Mutual Funds:
Money Market Funds	2,090,277	2,090,277
Precious Metal Funds	683,997	683,997
International Stock Funds	1,173,558	1,173,558
Alternative Funds	18,296	18,296
Fixed Income Funds	758,882	758,882
Commodity Funds	68,912	68,912
Other Equity Mutual Funds	6,008,944	6,008,944

Total Investment Assets at Fair Value	$518,784,119	$518,784,119

[11]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2017 AND 2016

AND FOR THE YEAR ENDED NOVEMBER 30, 2017

	Assets measured at fair value as of November 30, 2016	Quoted prices in active markets for identical assets (Level 1)
Common Stock	$51,698,593	$51,698,593
Mutual Funds:
Domestic Stock Funds	186,377,634	186,377,634
Balanced Funds	88,871,407	88,871,407
Fixed Income Funds	32,637,342	32,637,342
International Stock Funds	22,906,767	22,906,767
Money Market Funds	34,676,759	34,676,759
BrokerageLink Account:
Mutual Funds:
Money Market Funds	1,801,168	1,801,168
Precious Metal Funds	405,269	405,269
International Stock Funds	860,016	860,016
Fixed Income Funds	808,265	808,265
Commodity Funds	86,479	86,479
Other Equity Mutual Funds	4,242,405	4,242,405

Total Investment Assets at Fair Value	$425,372,104	$425,372,104

The Plan did not hold any Level 2 or Level 3 Investments as of November 30, 2017 and 2016. The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by the Trustee and qualify as exempt party-in-interest transactions. Fees paid by the Plan for administrative services for the year ended November 30, 2017 were $155,056.

Fees paid indirectly by the Plan for investment management services are described in the mutual fund prospectus of the designated investment options and are included as a reduction of the return earned on such fund. The Plan pays Fidelity as trustee and recordkeeper and these qualify as a party-in-interest transaction.

As of November 30, 2017 and 2016, the Plan held 2,020,756 and 2,346,873 shares of Leucadia Common Stock, with a market value of $53,167,579 and $51,698,593, respectively. During the year ended November 30, 2017, the Plan recorded dividend income of $559,184 related to the Leucadia Common Stock.

[12]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2017 AND 2016

AND FOR THE YEAR ENDED NOVEMBER 30, 2017

During the year ended November 30, 2017, sales of Leucadia Common Stock were $10,421,847 and the purchases of Leucadia Common Stock were $2,149,390. Realized losses on the sale of Leucadia Common Stock were $1,272,858 for the year ended November 30, 2017.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions and their accounts would be distributed in accordance with the Plan document.

7.	TAX STATUS

The Internal Revenue Service (“IRS”) has provided a determination letter dated November 21, 2017 and informed the Company that the Plan, and related trust, were designed in accordance with applicable sections of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.	SUBSEQUENT EVENTS

The Plan has evaluated events and transactions for potential recognition or disclosure through May 21, 2018, which is the day the financial statements were available to be issued.

* * * * * *

[13]

JEFFERIES GROUP LLC

EMPLOYEES’ PROFIT SHARING PLAN EIN: 95-4719745 PLAN No. 001

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)

November 30, 2017

(a)	(b) Identity of issue	(c) Description of investment	(d) Cost**	(e) Current value
*	Spartan 500 Index Fund (925,421 shares)	Mutual Funds		$85,971,657
*	Fidelity OTC K Portfolio (712,660 shares)	Mutual Funds		79,233,487
*	Leucadia (2,020,756 shares)	Common Stock		53,167,579
*	FIMM Govt CL I (36,476,200 shares)	Mutual Funds		36,476,200
*	Fidelity International Discovery K (632,078 shares)	Mutual Funds		29,827,771
	Baron Small Cap Inst (798,034 shares)	Mutual Funds		23,198,853
*	Fidelity Freedom Fund K 2035 (1,275,833 shares)	Mutual Funds		19,711,617
*	Fidelity Freedom Fund K 2030 (952,523 shares)	Mutual Funds		17,497,853
	WF SPL Mid Cap Val (428,207 shares)	Mutual Funds		16,982,681
*	Fidelity Freedom Fund K 2040 (1,539,883 shares)	Mutual Funds		16,723,128
*	Fidelity Freedom Fund K 2045 (1,295,509 shares)	Mutual Funds		15,895,893
*	Fidelity Freedom Fund K 2050 (1,148,366 shares)	Mutual Funds		14,170,831
	PIMCO Total Return Fund (1,271,620 shares)	Mutual Funds		13,008,672
	JPM Equity Income (720,548 shares)	Mutual Funds		12,479,896
*	Fidelity Freedom Fund K 2025 (759,443 shares)	Mutual Funds		11,103,052
*	Fidelity Strategic Income Fund (836,891 shares)	Mutual Funds		9,331,330
	BrokerageLink Account	Mutual Funds		8,949,106
*	Fidelity Ext Market Index (119,295 shares)	Mutual Funds		7,696,870
*	Fidelity Freedom Fund K 2055 (528,034 shares)	Mutual Funds		7,334,395
*	Fidelity Freedom Fund K 2020 (413,049 shares)	Mutual Funds		6,972,265
	Victory SM CO OPP (129,905 shares)	Mutual Funds		6,493,953
	Harbor Cap Apr Inst (79,630 shares)	Mutual Funds		6,121,957
	NB High Income Bond IS (666,419 shares)	Mutual Funds		5,811,171
*	Fidelity High Income Fund (410,496 shares)	Mutual Funds		3,690,297
	AB Global Bond (314,967 shares)	Mutual Funds		2,645,719
*	Fidelity Government Cash Reserves (1,853,760)	Mutual Funds		1,853,760
*	Fidelity Strategy Real Retirement (181,837 shares)	Mutual Funds		1,705,431
*	Fidelity Freedom Fund K 2060 (127,189 shares)	Mutual Funds		1,569,507
*	Fidelity Freedom K Income Fund (81,314 shares)	Mutual Funds		970,075
*	Fidelity Freedom Fund K 2015 (58,610 shares)	Mutual Funds		801,788
*	Fidelity Freedom Fund K 2010 (36,519 shares)	Mutual Funds		600,742
	Vanguard Value Idx Adm (12,202 shares)	Mutual Funds		500,884
*	Fidelity Freedom Fund K 2005 (22,338 shares)	Mutual Funds		285,699

		Total Investments		518,784,119
*	Notes receivable from participants bearing interest at rates from 4.25% to 6.00% with maturities ranging from December 2017 through October 2026	Participant Loans		3,849,866

		Total		$522,633,985

* Party-in-interest

** Cost information not required for participant directed investments and therefore is not included

[14]